

February 15, 2013

Gary S. Okizaki
Chief Executive Officer
Yummy Flies, Inc.
1848 South Lamar Ct.
Lakewood, CO 80232

      Re: **Yummy Flies, Inc.**
                 Amendment No. 3 to Registration Statement on Form S-1
                 Filed February 4, 2013
                 File No. 333-171188

Dear Mr. Okizaki:

      We have reviewed your responses to the comments in our letter dated January 11, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. We note your response to our prior comment 1 that you have revised pages F-9 and F-10 to reflect the accurate number of your issued and outstanding shares. Your disclosure on page F-9 that you have a total of 1,142,000 shares of common stock outstanding as of September 30, 2011, your disclosure on page 4 that you have 10,278,000 shares of common stock outstanding, and your disclosure on page II-1 that states that you have not issued any securities in the last three years appear to contradict your disclosure on the prospectus cover page that the selling shareholders are offering 1,989,999 shares of common stock in this offering. If your disclosure on page F-9 that you have a total of 1,142,000 is correct, please tell us how the selling shareholders are offering more shares of common stock than you appear to have issued and outstanding. Otherwise, please revise for consistency.

Prospectus Summary, page 3

2. We note your response to our prior comment 3 and reissue in part. Please disclose the amount of cash in your treasury as of a more recent practicable date here and revise to disclose how long your present capital will last. In addition, please revise to disclose that you have no agreements with your shareholders and management to lend additional funds and that there is no guarantee that they will lend such funds to you. Refer to page 6.

Risk Factors, page 5

Our management may have conflicts of interests, page 7

3. We note your response to our prior comment 11 and reissue in part. With a view towards revised disclosure in an appropriate part of your prospectus, please tell us whether Mr. Okizaki has an agreement with Orvis for his services and how such agreement limits his ability to engage in marketing activities for Yummy Flies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Plan of Operation, page 17

4. We note your response to our prior comment 12 and reissue in part. Please revise to clarify your plan of operation so that investors can understand how and when you intend to begin operations such that you will earn revenue sufficient to support your operations. In this regard, we note that your plan of operation on page 17 seems to indicate that you will not be in a position to earn revenues in an amount sufficient to support your operations for two to three years. However, the plan you provide on page 18 states that you believe that "if [you] are only able to raise $100,000 [you] should be able to successfully increase your inventory of fishing flies and, as a result, [you] believe that the revenues generated from the sale of these flies will be sufficient to allow [you] to continue to grow." Please revise for clarity. In addition, the costs of each step of your plan of operation on pages 22 and 23 appear to be inconsistent with the amounts you disclose on page 18. Please revise for clarity and consistency or advise.

Description of Business, page 19

Current Marketing Efforts, page 21

5. We note your response to our prior comment 14 and reissue in part. Please revise to clarify your description of your intended market as your disclosure stating that each of your ties is unique because it is handcrafted and not mass produced seems to contradict your disclosure regarding your plans to mass produce your flies. In addition, we note your disclosure on page 21, which discloses that you are targeting customers that are willing to pay "at the high end of flies sold through the average fly shop" because each of your ties is hand crafted and because of "[y]our attention to detail." It appears that mass producing your flies is incongruous to your niche market of specialty fly ties. Revise to explain how you will be able to produce "hand crafted" ties by mass production. Also clarify the prospectus summary and page 17 accordingly.

6. We note your response to our prior comment 17 and reissue. Please revise the third sentence in the third paragraph on page 19 to state that it is your belief that, "[i]n every case, the Natural Fly selection was a success for all fisherman under varied weather conditions, water conditions and light." In addition, please revise to clarify that, although the fisherman stated that they thought your flies were worth the extra cost and that they would purchase the flies, there is no guarantee that they would actually do so.

7. We note your response to our prior comment 18 and reissue in part. Please tell us the basis for your belief that the "majority" of flies are silhouettes of bugs. In addition, please revise to state that it is your belief that "[t]andem flies are unique." Finally, please tell us the basis for your belief that Umpqua Fly Mercants and Solitude Fly Company tie all of their ties "on a mass production basis so that a large number can be tied at once." Alternatively, please revise to remove this disclosure.

8. We note your response to our prior comment 21 and reissue in part. We note your disclosure that you are planning on developing other videos and a new pattern that you anticipate will be ready for the 2013 fishing season, provided you can secure sufficient funding. However, we further note that you will not receive any funds from this offering. Please revise to clarify when such products will be ready, as we note your disclosure that "fly fishing season is year round in Colorado and other locations in the U.S., with the heaviest activity April through October." In this regard, we note your disclosure in the first paragraph on page 22 that you anticipate that you will introduce a new series of flies "in mid to late 2013."

9. We note your response in your letter dated February 11, 2013 to our prior comment 24 that you have removed the word "enthusiastic" from the last paragraph on page 21. However, this disclosure still appears on page 21. Please revise to balance your disclosure regarding the enthusiastic response you received for your DVDs by disclosing here, if true, that you have sold only fifteen DVDs. Alternatively, please remove such disclosure.

Employees, page 26

10. We note your response our prior comment 25 and reissue in part. Please revise to disclose on page 26, if true, that Mr. Dunnigan has not performed any services for your company. Also revise page 22 to explain how you will determine when to compensate Mr. Dunnigan upon receiving additional funds.

Gary Okizaki
Yummy Flies, Inc.
February 15, 2013
Page 4

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
     Andrew I. Telsey, Esq.